Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,		Years Ended December 31, Historical
	2012	2011	2011	2010	2009	2008	2007
	(In Millions, Except Ratios)
Fixed Charges:

Interest Expense, Including Amortization of Deferred Finance Fees	$14	$—	$17	$—	$—	$2	$1

Interest Portion of Rental Expense (1)	4	5	21	18	16	16	13

Total Fixed Charges	18	5	38	18	16	18	14

Earnings (Loss) Before Income Taxes, Discontinued Operations and Fixed Charges:

Pre-tax income before income or loss from equity investees	83	100	379	387	277	313	276

Fixed Charges	18	5	38	18	16	18	14

Total Earnings Available For Fixed Charges	$101	$105	$417	$405	$293	$331	$290

Ratio of Earnings to Fixed Charges:	5.6	21.0	10.9	22.7	18.9	18.9	20.9

(1)	Calculated as 33% of rent expense, which is a reasonable approximation of the interest factor.